BlackRock Debt Strategies Fund, Inc.
File No. 811-08603
Item No. 77M (Mergers) -- Attachment

During the six month’s period ending February 28, 2014, BlackRock Corporate High Yield Fund, Inc. (the "Registrant") acquired substantially all of the assets and substantially all of the liabilities of each of BlackRock Senior High Income Fund, Inc. (ARK) and BlackRock Strategic Bond Trust (BHD) (File Nos. 811-07456 and
811-10635, respectively) in a merger transaction (the "Reorganizations").

The Board of Trustees or Directors, as applicable, of each of the Registrants, ARK and BHD unanimously approved its respective Reorganization and the proposals to effectuate such Reorganization, including an Agreement and Plan of Reorganization.

The Board of Directors and the shareholders of ARK approved an Agreement and Plan of Reorganization between ARK and the Registrant (the “ARK Agreement”) and the termination of ARK’s registration under the Investment Company Act of 1940 (the “1940 Act”).

The Board of Trustees and the shareholders of BHD approved an Agreement and Plan of Reorganization between BHD and the Registrant (the “BHD Agreement” and collectively with the ARK Agreement, the “Agreements”) and the termination of BHD’s registration under the 1940 Act.

In connection with the Reorganizations, the Board of Directors and shareholders of the Registrant approved the Agreements, the issuance of additional common shares of the Registrant and an increase in the Registrant’s authorized shares by 200 million.

On July 26, 2013, in connection with the Reorganizations, the Registrant filed a Preliminary Registration Statement on Form N-14 (File No. 333-190188) (the “N-14 Registration Statement”). The N-14 Registration Statement contained the proxy materials soliciting the approval of the Reorganizations by the shareholders of the Registrant, ARK and BHD and the approval of the issuance of additional common shares of the Registrant by the shareholders of the Registrant. Pre-effective Amendment No. 1 to the N-14 Registration Statement was filed on September 9, 2013 followed by a filing on Form 497 on September 10, 2013.

The N-14 Registration Statement as so amended was declared effective by the Commission on September 10, 2013.

ARK and BHD each filed an application for deregistration under the 1940 Act on Form N-8F on December 17, 2013.

On March 6, 2014, the Securities and Exchange Commission issued orders under Section 8(f) of the 1940 Act declaring that ARK and BHD each ceased to be registered investment companies under the 1940 Act.

In the Reorganizations, the Registrant acquired substantially all of the assets and liabilities of ARK and BHD in a merger transaction, pursuant to the Agreements, each in a tax-free transaction in exchange for an equal aggregate value of newly-issued common shares of the Registrant. Common shareholders of ARK and BHD received an amount of DSU common shares equal to the aggregate net asset value of their holdings of ARK and BHD common shares, respectively, as determined at the close of business on December 10, 2013. Fractional shares of the Registrant were not issued in the Reorganizations and consequently cash were distributed for any such fractional amounts.

The reorganizations were accomplished by a tax-free exchange of shares of DSU in the following amounts and at the following conversion ratios:

Target Fund	Shares Prior to Reorganization	Conversion Ratio	Shares of DSU
ARK	56,886,649	0.97437180	55,428,747
BHD	7,065,615	3.26403638	23,062,424